Exhibit 99.2

Consolidated financial statements of

LeddarTech Holdings Inc.

For the year ended September 30, 2024

i

Independent Auditor’s report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
LeddarTech Holdings Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of LeddarTech Holdings Inc. (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for each of the two years in the period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company does not have sufficient existing cash to support operations for at least the next year following the issuance of these financial statements which raises doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Richter LLP

We have served as the Company’s auditors since 2023.

December 17, 2024

Montreal, Québec

MONTRÉAL	TORONTO	CHICAGO
1981 McGill CollegeMontréal QC H3A 0G6514.934.3400	181 Bay St., #3510Bay Wellington TowerToronto ON M5J 2T3416.488.2345	200 South Wacker Dr., #3100Chicago, IL 60606312.828.0800	RICHTER.CA

LeddarTech Holdings Inc.

Consolidated statement of financial position
(in Canadian dollars)
[going concern uncertainty – note 1]

As at September 30
	Notes	2024	2023
		$	$
Assets
Current assets
Cash		5,269,084	5,056,040
Trade receivable and other receivables	8	1,489,402	3,689,475
Government assistance and R&D tax credit receivable		1,287,468	2,179,423
Inventories	9	467,344	1,246,946
Prepaid expenses		1,545,267	1,325,991
Total current assets		10,058,565	13,497,875
Property and equipment	10	1,336,604	2,071,457
Right-of-use assets	11	1,907,356	3,180,318
Intangible assets	12	5,569,683	45,838,108
Prepaid financing fees		55,014	264,523
Goodwill		—	7,318,126
Total non-current assets		8,868,657	58,672,532
Total assets		18,927,222	72,170,407

Liabilities and shareholders’ deficiency
Current liabilities
Accounts payable and accrued liabilities	13	13,887,269	13,570,905
Provisions	14	—	878,144
Conversion option	15	6,008	737,974
Warrant liability	16	629,506	—
Bridge loans	15	9,913,619	—
Current portion of lease liabilities	11	663,920	722,675
Current portion of government grant liabilities	17	829,216	568,807
Total current liabilities		25,929,538	16,478,505
Long-term debt	15	79,306,811	47,725,583
Redeemable stock options	19	—	6,102,496
Lease liabilities	11	1,536,440	3,058,558
Government grant liabilities	17	789,127	899,489
Total non-current liabilities		81,632,378	57,786,126
Total liabilities		107,561,916	74,264,631

Shareholders’ deficiency
Capital stock	18	546,149,389	452,246,204
Reserve – warrants	16	2,682,111	670,703
Reserve – stock options	19	5,747,571	31,659,392
Other component of equity		955,863	2,869,188
Deficit		(644,169,628)	(480,333,695)
Equity (deficiency) attributable to owners of the capital stock of the parent		(88,634,694)	7,111,792
Non-controlling interests		—	(9,206,016)
Total shareholders’ deficiency		(88,634,694)	(2,094,224)
Total liabilities and shareholders’ deficiency		18,927,222	72,170,407

Commitments (Note 29); Subsequent events (Note 30)

See accompanying notes

On behalf of the Board:

Director	Director

LeddarTech Holdings Inc.

Consolidated statement of changes in shareholders’ deficiency
 (in Canadian dollars)
[going concern uncertainty – note 1]

For the year ended September 30, 2024
	Notes	Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ deficiency
		$	$	$	$	$	$	$	$
Balance as at September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)
Shares issuance	18	523,211	—	—	(2,087)		—	521,124	521,124
Shares issued upon exercise of PIPE warrants	15	2,059,081	—	—	—	—	2,059,081	—	2,059,081
Shares issued upon exercise of PIPE convertible options	15	458,696	—	—	957,950	—	1,416,646	—	1,416,646
Dividend in share	18	22,960,000	—	—	—	(22,960,000)	—	—	—
Business combination	4	65,372,812	—	117,246	—	—	65,490,058	—	65,490,058
Stock-based compensation	19	—	2,011,408	6,008,105	506,774	—	8,526,287	—	8,526,287
Financing fees – credit facilities modification	15	—	1,643,714	—	—	—	1,643,714	—	1,643,714
Warrants exercised	15	1,646,214	(1,643,714)	—	—	—	2,500	—	2,500
Options exercised	19	825,447	—	(377,780)	(944,274)	492,426	(4,181)	—	(4,181)
Closing of previous equity incentive plan	19	—	—	(31,659,392)	—	31,659,392	—	—	—
Net loss and comprehensive loss		—	—	—	—	(165,893,387)	(165,893,387)	(302,312)	(166,195,699)
Exercise of call option	18	57,724	—	—	(2,431,688)	(7,134,364)	(9,508,328)	9,508,328	—
Balance as at September 30, 2024		546,149,389	2,682,111	5,747,571	955,863	(644,169,628)	(88,634,694)	—	(88,634,694)

See accompanying notes

LeddarTech Holdings Inc.

Consolidated statement of changes in shareholders’ deficiency
(in Canadian dollars)
[going concern uncertainty – note 1]

For the year ended September 30, 2023
	Notes	Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
		$	$	$	$	$	$	$	$
Balance as at September 30, 2022		433,689,768	670,703	28,708,766	2,431,688	(432,341,598)	33,159,327	(5,901,084)	27,258,243
Shares issuance	18	18,556,436	—	—	—	—	18,556,436	—	18,556,436
Stock-based compensation	19	—	—	3,078,006	437,500	—	3,515,506	—	3,515,506

Vesting of Vayavision’s shares	19	—	—	(127,380)	—	—	(127,380)	127,380	—
Net loss and comprehensive loss for the period		—	—	—	—	(47,992,097)	(47,992,097)	(3,432,312)	(51,424,409)
Balance as at September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)

See accompanying notes

LeddarTech Holdings Inc.

Consolidated statements of loss and comprehensive loss
[going concern uncertainty – note 1]

For the years ended September 30,
	Notes	2024	2023	2022
		$	$	$
Continuing operations
Revenue
Products		—	—	52,144
Services		477,812	186,655	504,600
Other		-—	10,901	77,106
		477,812	197,556	633,850
Cost of sales	10,11	—	—	79,625
Gross profit		477,812	197,556	554,225

Operating expenses	20
Marketing and product management	10,11	4,012,238	4,097,931	3,280,864
Selling	11	2,795,060	3,126,324	3,976,733
General and administrative	10,11,12,26	17,927,408	18,990,598	15,548,293
Stock based compensation	19,26	1,715,512	2,436,974	4,272,673
Research and development costs (net of R&D tax credits of $176,857 in 2024, $225,609 in 2023 and $70,191 in 2022)	9,10,11,23	7,448,080	11,253,670	21,191,064
Listing expense	4	59,139,572	—	—
Restructuring costs	5	46,387	1,734,244	—
Transactions costs	4	2,407,977	3,506,630	—
Impairment loss related to goodwill and intangible assets	6	69,315,247	—	38,207,503
		164,807,481	45,146,371	86,477,130
Loss from operations		(164,329,669)	(44,948,815)	(85,922,905)

Other (income) costs
Grant revenue	23	(90,065)	(377,080)	(435,448)
Finance costs (income), net	24	3,063,252	(729,958)	(10,067,497)
Loss before income taxes from continuing operations		(167,302,856)	(43,841,271)	(75,419,960)
Income taxes	25	15,882	—	—
Net loss and comprehensive loss from continuing operations		(167,318,738)	(43,841,777)	(75,419,960)

Discontinued operations
Net income (loss) and comprehensive income (loss) from discontinued operations	7	1,123,039	(7,582,632)	2,001,215

Net loss and comprehensive loss		(166,195,699)	(51,424,409)	(73,418,745)

Attributable to:
Non-controlling interests		(302,312)	(3,432,312)	(4,099,897)
Equity holders of the parent		(165,893,387)	(47,992,097)	(69,318,848)

See accompanying notes

LeddarTech Holdings Inc.

Consolidated statements of loss and comprehensive loss (continued)
[going concern uncertainty – note 1]

	Notes	2024	2023	2022
		$	$	$
Earnings per share
Net loss per common share, basic and diluted	21	(7.28)	(286.33)	(513.88)
Weighted average common shares outstanding, basic and diluted	21	22,774,782	167,610	134,913

Earnings per shares for continuing operations
Net loss from continued operations per common share, basic and diluted	21	(7.33)	(241.09)	(528.64)
Weighted average common shares outstanding, basic and diluted	21	22,774,782	167,610	134,913

See accompanying notes

LeddarTech Holdings Inc.

Consolidated statements of cash flows
[going concern uncertainty – note 1]

For the years ended September 30,
	Notes	2024	2023	2022
		$	$	$
Operating activities
Net loss from continuing operations		(167,318,738)	(43,841,777)	(75,419,960)
Net income (loss) from discontinued operations	7	1,123,039	(7,582,632)	2,001,215
Net loss		(166,195,699)	(51,424,409)	(73,418,745)
Adjustments to reconcile net loss to net cash flows:
Write-down of inventories	9	1,078,324	2,299,866	19,859
Write-down of intangibles assets	12	3,720,042	—	—
Loss (gain) on disposal of property and equipment	10	(81,326)	—	—
Depreciation of property and equipment	10	783,081	1,274,597	1,448,867
Depreciation of right-of-use assets	11	515,558	581,936	610,941
Amortization of intangible assets	12	257,932	286,494	257,064
Impairment loss related to goodwill and intangible assets	6	65,542,621	5,791,439	38,207,503
Finance costs, net		1,929,100	(986,824)	(7,376,716)
Listing expense	4	59,139,572	—	—
Transaction costs	4	431,458	437,500	—
Stock-based compensation	19	1,715,512	2,436,974	4,590,336
Redeemable stock options		—	—	(317,663)
Gain on lease liability cancellation	11	(204,146)	(78,607)	—
Loss on bridge loan	15	1,201,380	—	—
Loss on conversion option	15	366,957	—	—
Gain on government grant liability	17	(86,305)	—	—
Foreign exchange loss (gain)		(14,934)	308,854	(1,756,535)
		(29,900,873)	(39,072,180)	(37,735,089)
Net change in non-cash working capital items	22	(10,989,247)	2,421,056	(391,808)
Net cash flows related to operating activities		(40,890,120)	(36,651,124)	(38,126,897)

Investing activities
Additions to property and equipment	10	(504,320)	(188,775)	(2,173,529)
Disposal of property and equipment	10	81,326	45,000	—
Additions to intangible assets	12	(12,976,529)	(12,356,950)	(10,853,759)
Grants received related to intangible assets and property and equipment	10,12	13,713	268,460	986,295
R&D tax credit received		1,522,306	836,171	—
Finance income received	24	334,751	223,594	40,251
Net cash flows related to investing activities		(11,528,753)	(11,172,500)	(12,000,742)

Financing activities
Debt issuance	15	29,463,494	29,406,425	—
Cash acquired from a reverse asset acquisition	4	19,750,572	—	—
Other loan settlement/reimbursed	15	—	(134,189)	(768,850)
Interest paid on credit facility and other loan		(3,477,751)	(4,773,512)	(3,620,539)
Exercise of warrants	15	337	7,992	—
Debt issuance costs		(233,737)	(2,119,392)	—
Bridge loans issuance proceed	15	8,234,464	6,250,000	—
Bridge loans settlement	15	—	(6,250,000)	—
Issuance and modification costs of convertible loans	15	—	—	(124,717)
Exercise of stock options	19	(4,181)	—	9,221
Share issuance proceed	18	10,849	—	85,236,002
Share issuance cost	18	—	—	(6,094,621)
Government grant liability issuance	17	—	—	178,857
Repayment principal amount of lease liabilities	11	(971,677)	(687,150)	(316,472)
Interest paid on lease liability	11	(300,424)	(451,894)	(551,291)
Net cash flows related to financing activities		52,471,946	21,248,280	73,947,590

Effect of foreign exchange on cash		159,971	(394,515)	2,005,632
Net increase (decrease) in cash		213,044	(26,969,859)	25,825,583
Cash, beginning of year		5,056,040	32,025,899	6,200,316
Cash, end of year		5,269,084	5,056,040	32,025,899

See accompanying notes

  .

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

1.	Reporting entity, nature of operations and going concern uncertainty

Reporting entity

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to Note 4, Acquisition of Prospector Capital Corp., for additional information on the amalgamation of the Company on December 21, 2023.

These consolidated financial statements are comprised of the accounts of LeddarTech and its wholly owned subsidiaries and the prior period amounts are those of LeddarTech, which continued as the operating entity under the same name following the amalgamation.

The Company’s subsidiaries are as follows:

Name of subsidiary	Place of incorporation and operation	Proportion of ownership interest held by the Company
		September 30, 2024	September 30, 2023
LeddarTech USA Inc	U.S.	100%	100%
LeddarTech (Shenzhen) Sensing Technology Co., Ltd	China	100%	100%
Vayavision Sensing, Ltd. (“Vayavision”) (1)	Israel	100%	60%
LeddarTech Germany GmbH	Germany	100%	100%

(1)	As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision (Note 18).

The Company’s head office is located at 240-4535, boul. Wilfrid-Hamel, Québec City, Québec, G1P 2J7, Canada.

Nature of operations

The Company deliver high-performance AI automotive software that enables the market to deploy ADAS features. The Company operates under one operating segment.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

1.	Reporting entity, nature of operations and going concern uncertainty (continued)

Going concern uncertainty

These consolidated financial statements were prepared on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In its assessment to determine if the going concern assumption is appropriate, management considers all data available regarding the future for at least, without limiting to, the next twelve months from the date of the consolidated financial statements.

The Company has an accumulated deficit of $644,169,628 as at September 30 2024, and, for the year ended September 30, 2024, incurred a net loss of $166,195,699 and net cash outflows related to operating and investing activities amounting to $40,890,120 and $11,528,753 respectively. As at September 30, 2024, the Company had a cash balance of $5,269,084 and an outstanding credit facility of $30,000,000 with a maturity date of January 31, 2026.

Based on cash flow projections, the Company does not expect to have sufficient cash resources in the coming twelve months from the date of these consolidated financial statements, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed.

The ability of the Company to fulfill its obligations and finance its future activities depends on its ability to raise capital and the continuous support of its creditors. The Company has historically been successful in raising capital through issuances of equity and debt and refinancing its credit facilities (refer to Notes 15 and 18). Consequently, the Company believes its effort to raise sufficient funds to support its activities will be successful. However, there can be no certainty as to the ability of the Company to achieve successful outcomes to these matters. This indicates the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

The accompanying consolidated financial statements do not purport to give effect to adjustments, if any, to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and be required to realize its assets and liquidate its liabilities in other than normal course of business.

These consolidated financial statements were approved for issuance by the Board of Directors of the Company on December 17th, 2024.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

The consolidated financial statements are prepared on a historical cost basis, except for some financial instruments and Stock-based payment transactions, which are measured at fair value.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and those of its subsidiaries (refer to note 1).

The Company consolidates investees when, based on the evaluation of the substance of the relationship with the Company, it concludes that it controls the investees. The Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee, has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), and has the ability to affect those returns through its power over the investee.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intercompany balances and transactions are eliminated upon consolidation.

When a subsidiary is not wholly owned, the Company recognizes the non-controlling interests’ (“NCI”) share of the net assets and results of operations in the subsidiary. A change in ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Foreign currency translation

a) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency. The Company determines the functional currency of each foreign operation and items included in the financial statements of each foreign operation are measured using that functional currency. The Canadian dollar is the functional currency of all foreign operations.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction date. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are reflected in the consolidated statement of loss.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Financial instruments

a)	Recognition and derecognition

Financial instruments are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual obligations of the instrument. On initial recognition, financial instruments are recognized at their fair value, and in the case of financial liabilities not at fair value through profit or loss (“FVTPL”), net of transaction costs that are directly attributable to the issue of such financial liabilities.

Financial assets are subsequently derecognized when payment is received in cash or other financial assets or if the debtor is discharged of its liability. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When the terms of the liability are substantially modified, such modification is treated as a debt extinguishment and results in the derecognition of the original liability and the recognition of a new liability at fair value. The difference in the respective carrying amounts is recognized in the consolidated statement of loss. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

b)	Classification

Subsequent to initial recognition, financial instruments are measured according to the category to which they are classified. Financial instruments are classified and measured at amortized cost, or classified at FVTPL or designated at FVTPL, in which case they are subsequently measured at fair value.

The classification of financial assets and liabilities is driven by the Company’s business model for managing the assets or liabilities and their contractual cash flow characteristics. Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial liabilities are measured at amortized cost, unless the Company has opted to measure them at FVTPL.

The Company classifies cash and trade receivable, and other receivables (excluding commodity taxes receivable) as financial assets measured at amortized cost and accounts payable and accrued liabilities (excluding deferred revenue), term loan, credit facility, convertible loan, non-convertible bridge loan, convertible bridge loan, other loan and the government grant liabilities as financial liabilities measured at amortized cost.

c)	Hybrid financial instruments and derivatives

Hybrid financial instruments issued by the Company comprise PIPE Convertible loan and Convertible Bridge Loan that can be converted into a variable number of shares. A hybrid instrument contains both an embedded derivative and a host contract. If the embedded derivative is not closely related to the host it must be separated from the host contract and recorded at fair value, with any changes in fair value recognized in profit or loss.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Financial instruments (continued)

The entire hybrid instrument may also be designated as FVTPL on initial recognition and measured at fair value through profit or loss.

Warrants and conversion options disclosed in Note 16 meet the definition of a derivative. Warrants and conversion options accounted for separately from the underlying convertible notes that are liability classified are initially and subsequently measured at fair value, and changes therein are accounted for through profit or loss.

The Company elected to designate the Convertible Bridge Loan at fair value.

d)	Impairment of financial instruments

The expected credit losses associated with debt instruments carried at amortized cost is assessed on a forward-looking basis. For trade accounts receivable, the Company applies a simplified approach in calculating expected credit losses and does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime expected credit losses at each reporting date.

Inventories

Raw materials and finished goods are recorded at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. The cost of finished goods includes the cost of direct materials and labour, and a proportion of manufacturing overhead costs based on normal operating capacity. The net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. If a decline in the price of raw materials indicates that the cost of the finished goods exceeds net realizable value, the raw materials are written down to the replacement cost of the materials, which is the best available measure of the net realizable value. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling prices, the amount of the previously recorded write-down is reversed, without exceeding original cost.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Property and equipment

Property and equipment are initially recorded at cost and subsequently measured at cost, less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Computer equipment	3 years
Office furniture and equipment	5 years
R&D equipment and tools	5 years
Stands and moulds	4 and 10 years
Leasehold improvements	Term of lease
Vehicles	5 years

Estimated useful life and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. The depreciation of property and equipment is recognized in the consolidated statement of loss in the expense category that is consistent with the function of the property and equipment or capitalized as development costs.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease; that is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized and any initial direct costs. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term, including renewal options the Company is reasonably certain to exercise, and the estimated useful lives of the assets as follows:

Office premises	3 to 15 years
Other equipment	3 to 5 years

The depreciation of right-of-use assets is recognized in the consolidated statement of loss in the expense category that is consistent with the function of the right-of-use asset or capitalized as development costs.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, which includes the net present value of fixed payments and the value of any options to extend a lease where the Company is reasonably certain to do so. In calculating the present value of lease payments, the Company uses the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Leases (continued)

Lease payments on short-term leases with lease terms of less than 12 months or low-value leases are accounted for as expenses on a straight-line basis in the consolidated statement of loss. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. Acquisition-related costs are expensed as incurred.

The Company determines that it has acquired a business when the acquired set of activities and assets include at least an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests (“NCI”) over the fair value of net identifiable assets acquired and liabilities assumed). Subsequently, goodwill is measured at cost less any accumulated impairment losses.

Intangible assets

Intangible assets consist of patents, licenses, software, others and development costs with finite useful lives. Intangible assets are initially recorded at cost and subsequently measured at cost, less accumulated amortization and impairment. In regard to patents, costs are capitalized during the application period and are being amortized from the grant date over the residual life of the patent, which does not exceed 20 years from the application date.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Intangible assets (continued)

Amortization is calculated using the straight-line method over the assets’ estimated useful lives as follows:

Patents	Life of the patent
Licenses	10 and 18 years
Software	3 years
Others	10 years
Development costs	Period of expected future sales from the related project[1]

1	Amortization of the asset begins when development is completed, and the asset is available for use.

Estimated useful life and the amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for on a prospective basis. The amortization expense on intangible assets with finite useful lives is recognized in the consolidated statement of loss in the expense category that is consistent with the function of the intangible assets or capitalized as development costs.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that take a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. Developments costs related to the Company’s projects to develop and enhance the technology and capabilities of autonomous driving applications and advanced driver assistance systems (“ADAS”) are considered to be qualified assets eligible for borrowing costs capitalization. Borrowing costs consist of interest expense calculated using the effective interest method (this includes the effective interest on term loans and other debts including an implicit interest on convertible loans and credit facilities at FVTPL), interest on lease liabilities and other issuance costs that are incurred in connection with the borrowing of funds. Borrowing costs do not include gain or loss on revaluation of instruments carried at fair value. When the Company borrows funds specifically to obtain a particular qualifying asset, the borrowing costs that are directly related to that qualifying asset during the period are capitalized. When the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. Expenditure on qualifying assets includes only the expenditure resulting in the payment of cash, the transfer of other assets or the assumption of interest-bearing liabilities. The capitalization rate is the weighted average of the borrowing costs applicable to all borrowings of the entity that are outstanding during the period.

However, the Company excludes from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. The amount of borrowing costs capitalized during a year shall not exceed the amount of borrowing costs incurred during that year.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Research and development costs

Research costs are expensed as incurred. Development costs on an individual project are recognized as an intangible asset when the Company can demonstrate:

●	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

●	Its intention to complete the asset and its ability and intention to use or sell the asset;

●	How the asset will generate future economic benefits;

●	The availability of resources to complete the project; and

●	The ability to measure the expenditure reliably during development.

Impairment of non-financial assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. Property and equipment, intangible assets, goodwill and right-of-use assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, development costs that are not yet available for use and goodwill are tested for impairment annually, regardless of the presence of indicators of impairment. In the case of indicators of impairment, or when a required annual test is performed, the asset’s recoverable amount is calculated to establish the amount of impairment loss, if any. If it is not possible to determine the recoverable amount for an individual asset, the recoverable amount of the asset’s CGU is then determined. The recoverable amount is the higher of an asset or CGU’s fair value less cost of disposal and value in use. Fair value less costs of disposal represent the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Value in use is the present value of estimated future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimated future cash flows were not adjusted. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired.

An impairment loss is recognized in the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU. In allocating an impairment loss, the Company shall not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero.

The Company evaluates impairment losses for potential reversals when events or circumstances require such considerations, except for goodwill.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Government grants and Research and development (“R&D”) tax credits

Government grants and Research and development (“R&D”) tax credits are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied and will continue to comply with all the conditions related to such assistance. The Company recognizes the grants as other income or as a reduction of capital expenditures in the period that the related expenses or expenditures are incurred.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) 1) as a result of a past event; 2) when it is more probable than not that an outflow of resources embodying economic benefits will be required to settle the obligation; and 3) when a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is accounted for in the consolidated statements of loss.

If the known expected settlement date exceeds twelve months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense. Provisions are reviewed periodically and adjusted as appropriate.

The provisions are related to onerous contracts. These represent firm customer purchase orders in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs are the cost of fulfilling the contracts.

Government grant liabilities

Government grants that include a reimbursement clause based on the Company sales of a specific program are accounted for as a financial liability. At initial recognition, the government grant is estimated at the present value of all future cash disbursements. After the initial recognition, the government grant is measured at amortized cost using the effective interest method. Assumptions underlying expected sales are reviewed annually and are used to derive expected repayment schedules. When the expected repayment schedule changes, the Company recalculates the carrying value of the government grant liability using the original effective interest rate, with the corresponding gain or loss accounted for in financial expenses.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Capital stock

The Company classifies a financial instrument, or its component part, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. In order to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if: a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Company and b) if the instrument will or may be settled in the Company’s own equity instruments, it is i) a non-derivative that includes no contractual obligation for the Company to deliver a variable number of its own equity instruments, or ii) a derivative that will be settled only by the Company exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

The Company determined that its preferred shares containing conversion features as a whole are a non-derivative instrument.

Stock-based compensation

For equity-settled Stock-based payment transactions with parties other than employees, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. For transaction with parties other than employees, there is a rebuttable presumption that the fair value of the goods or services received can be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. Any transactions costs incurred are expensed in the consolidated statements of loss.

The Company also offers equity-settled and cash-settled Stock-based compensation plans to its employees and directors, under which the Company receives services as consideration for equity instruments of the Company. The Company accounts for all forms of stock-based compensation using the fair value-based method.

a) Equity-settled compensation

The fair value of stock options is determined at the date of the grant using the Black-Scholes option pricing model. Where granted stock options vest in instalments over the vesting period (defined as graded vesting), the Company treats each instalment as a separate stock option grant.

The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense in the consolidated statement of loss for a period represents the movement in cumulative expense recognized at the beginning and end of that period and is credited to “Reserve – stock options.” No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Any consideration received by the Company in connection with the exercise of stock options is credited to “Capital stock.” Upon issuance of the shares, amounts recognized in “Reserve – stock options” are transferred to “Capital stock.”

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Stock-based compensation (continued)

b) Cash-settled compensation

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated statement of loss to the extent the employees have rendered service to date.

Defined contribution pension plans

The Company offers a defined contribution pension plan to its Canadian employees. The Company pays an annual contribution amounting to 3% of employee eligible salary on a civil year basis and has no legal or constructive obligation to pay further amounts. As a result, no related liability appears on the consolidated statement of financial position, except for the expense recognized for contributions due but not yet paid at the end of the reporting period. Contributions paid and payable to the defined contribution plan are expensed as incurred. The Company’s contribution related to the defined contribution plan for the year ended September 30, 2024, amounted to $212,630 ($283,545 in 2023), a portion of which was capitalized as intangible assets.

Additionally, the Company offers a defined contribution pension plan to employees of its Israeli subsidiary, which complies with the local laws in that country. The Company pays an annual contribution amounting to 8.33% of the employee eligible salary towards the severance pay component.  The Company pays an annual contribution amounting to 6.5% of the employee eligible salary towards the pension component. The Company’s contribution related to the Israeli subsidiary defined contribution plan for the year ended September 30, 2024, amounted to $1,007,696 ($1,057,881 in 2023), a portion of which was capitalized as intangible assets.

Revenue recognition

Revenue from contracts with customers is recognized for each performance obligation, either over a period of time or at a point of time, depending on which method reflects the transfer of controls of the services underlying the particular performance obligation to the customer.

Revenue from sales of products in the consolidated statement of loss is recognized at the point in time when the Company has transferred control of the products to the buyer, which is generally on delivery of the product. The Company generally has a right to payment at the time of delivery, which is the same time that the Company has satisfied its performance obligation under the arrangement, as such a receivable is recognized as the consideration is unconditional and only the passage of time is required before the payment is due.

The Company recognizes revenue from sales of services over time because the customer simultaneously receives and consumes the benefits provided to them. The Company uses an input method in measuring progress of the services because there is a direct relationship between the Company’s effort (i.e., based on the labour hours incurred) and the transfer of service to the customer. The Company recognizes revenue on the basis of the labour hours expended relative to the total expected labour hours to complete the service.

Consideration received from customers for which the Company has an obligation to transfer products or services is recorded as a deferred revenue.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Income taxes

a) Current income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of loss and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

b) Deferred income taxes

The Company accounts for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the carrying amounts and tax bases of the assets and liabilities, using enacted or substantively enacted income tax rates expected to be in effect for the year in which differences are expected to reverse.

Deferred income tax assets are recorded only to the extent that it is probable that they will be recovered.

Fair value measurement

The fair value of a financial instrument is equal to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date. Fair value is based on the presumption that the transaction takes place in the principal market for the asset or liability. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Fair value requires the use of valuation techniques and assumptions. Fair value amounts disclosed in these consolidated financial statements represent the Company’s estimate of the price at which a financial instrument could be sold or transferred between market participants. They are point-in-time estimates that may change in subsequent reporting periods due to market conditions.

All assets and liabilities for which fair value is measured in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 –	Valuation based on quoted prices in active markets (unadjusted) for identical assets or liabilities.

Level 2 –	Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 –	Valuation techniques for which a significant input for the asset or liability is not based on observable market data (unobservable inputs).

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

2.	Summary of accounting policies (continued)

Discontinued operations

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Cash flows from discontinued operations are included in the consolidated statement of cash flows and are disclosed separately in Note 7. The Group includes proceeds from disposal in cash flows from discontinued operations.

Additional disclosures are provided in Note 7. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

New and amended standards and interpretations

The company is currently assessing the potential impact of new standards and amendments on its financial statements, which are effective for annual periods beginning on or after 1 January 2024 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement

●	That a right to defer must exist at the end of the reporting period

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

3.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts of revenue, expenses, assets and liabilities and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. These estimates and assumptions also affect the disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year.

Judgments

Development costs

The Company capitalizes costs for product development projects. Initial capitalization of costs is based on management’s judgment that the Company can demonstrate the existence of a market for the product developed and that it will have the technical and financial capacity to complete the project until commercialization.

Discontinued operations

In September 2024, Company ceased its Modules operations. The timing at which the criteria of IFRS 5, Non-current assets held for sale and discontinued operations, were met is based on management’s judgment.

Estimates and assumptions

Government grant liabilities

The Company has government grants that include reimbursement clauses based on the sales of a specific program. In order to account for the present value under the effective interest method, or upon initial recognition, management must estimate the future sales over the expected duration of reimbursement. These forecasts are used to determine the expected repayment schedule. Refer to Note 17.

Stock-based payments

The Company initially measures at fair value the cost of equity-settled transactions using the Black-Scholes model. Transactions of the year include equity-settled transactions with employees and management under the equity incentive plan (Note 19) and the issuance of Non-Voting Special Shares and Earnout Non-Voting Special Shares as part of the BCA (Note 4 and 18). Estimating fair value requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and the fair value of the shares of the Company at the grant date.

Recoverable amount of a group of assets or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs of disposal or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as forecasts of future cash flows, pre-tax discount rate (WACC). These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the consolidated statement of loss. Refer to Note 6.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

3.	Significant accounting judgments, estimates and assumptions (continued)

Significant estimates for debt, including bifurcation

The Company holds certain financial instruments, including convertible loan, which requires management to make significant estimates and assumptions that affect the reported amounts in the consolidated financial statements. The following provides information about the key estimates associated with the valuation of debt instruments, specifically those that involve bifurcation.

i. Bifurcation of debt instruments:

The Company has debt instruments with embedded features that may require bifurcation for accounting purposes. Bifurcation separates the host contract and the embedded features to be accounted for separately. The valuation of the embedded features, such as conversion options or detachable warrants, is a significant estimate that involves subjective judgment and market-based assumptions.

ii. Valuation methodology:

The fair value of the bifurcated embedded features is determined using a combination of valuation techniques, including option pricing models and market-based observable inputs. Significant inputs to the valuation model include, but are not limited to, the expected term of the embedded feature, volatility, risk-free interest rates, and credit spreads.

iii. Assumptions and uncertainties:

Company’s estimates of fair value involve inherent uncertainties due to the subjective nature of certain inputs. Changes in assumptions related to volatility, credit spreads, or other market conditions could materially impact the fair value measurement. Additionally, the Company considers the possibility of changes in the terms of the debt instrument that may trigger reassessment of the bifurcation.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

4.	Acquisition of Prospector Capital Corp.

On December 21, 2023, the Company completed a plan of arrangement pursuant to a BCA with Prospector and LeddarTech Holdings Inc. Pursuant to the plan of arrangement and BCA, Prospector amalgamated with LeddarTech Holdings Inc., a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination, to form “Amalco”. Also pursuant to the plan of arrangement, after the preferred shares of LeddarTech converted into common shares of LeddarTech, Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco, and LeddarTech and Amalco amalgamated. The Transactions are accounted for as a reverse asset acquisition in accordance with IFRS 2, Stock-based Payment (“IFRS 2”) since Prospector does not meet the definition of a business in accordance with IFRS 3, Business Combinations (“IFRS 3”).

On closing, the Company accounted for the fair value of the common shares issued to Prospector shareholders at the market price of Prospector’s publicly traded common shares on December 21, 2023. The fair value of the Class A Non-Voting Special Shares was determined using an option pricing model that considers the vesting terms of the instruments issued, which are subject to a seven-year vesting pursuant to which such Class A Non-Voting Special Shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. As part of the amalgamation, the Company acquired cash, accounts payable and accrued liabilities and warrant liabilities. The difference between the fair value of the consideration paid over the fair value of the identifiable net assets of Prospector represents a service for the listing of the Company and is recognized as a listing expense in the consolidated statement of loss and comprehensive loss.

The following table reconciles the fair value of elements of the Transactions:

$
Fair value of consideration transferred
8,770,930 common shares	55,257,187
2,031,250 Class A Non-Voting Special Shares	10,115,625
65,372,812
Fair value of assets acquired, and liabilities assumed
Cash	19,477,645
Accounts payable and accrued liabilities	(11,497,830)
Warrant liability (1)	(1,746,575)
Net asset acquired	6,233,240
Listing expense	59,139,572

(1)	Warrant liability includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. See Note 16 for additional information.

As at September 30, 2024, total transaction costs of $2,407,977 in connection with the Transaction were expensed as incurred in the consolidated statements of loss and comprehensive loss.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

5.	Restructuring costs

In 2023, LeddarTech announced restructuring initiatives driven by a change in the focus of the Company’s operations, now focused on services and products targeted at the ADAS and AD markets. These initiatives, consisting of the reduction of the workforce, have mostly been completed over the fiscal year ending September 30, 2023. In 2024, restructuring costs of $46,387 were incurred and paid.

6.	Impairment of goodwill and intangible assets

In the fourth quarter of 2024, the Company conducted two impairment tests: one on certain specific assets and one on its CGU.

These tests considered the assumptions of the strategic plan that was reviewed during the fourth quarter of 2024. This plan incorporated a significant shift out in the expected timing of future revenue for certain developed or acquired technologies, as well as an increase in the companies cost of capital as a result of the variability in the companies share price and other factors.

Specific assets level:

Through the review of its strategic plan, certain development costs and licenses were no longer expected to be used, and a test was performed at these assets level. These assets had a carrying amount of $3.7 million and were completely written-off, resulting in an impairment expense of the same amount.

CGU level:

The Company also performed a formal annual impairment test for its goodwill and intangible assets not yet available through the assessment of the recoverable amount of the CGU to which they belong.

The recoverable amount of the CGU has been determined based on its value-in-use. The value-in-use is calculated using cash flow projections from financial forecasts approved by senior management covering a five-year period. The projected cash flows have been updated to reflect a delay in the expected timing for implementation of LeddarTechs software. The pre-tax discount rate applied to cash flow projections is 40.75% and cash flows beyond the five-year period are extrapolated using a 2.5% growth rate. It was concluded that the fair value less costs of disposal did not exceed the value-in-use. As of September 30, 2024, as a result of this analysis, management has recognized a goodwill impairment charge of $7.3 million and an impairment charge on development costs of $58.3 million.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

6.	Impairment of goodwill and intangible assets (continued)

Key assumptions used in value in use calculations and sensitivity to changes in assumptions:

The calculation of value-in-use is most sensitive to the following assumptions:

●	Discount rate

●	Market share during the forecast period

●	Gross margin

●	Growth rate used to extrapolate cash flows beyond the forecast period

Discount rate − Discount rates represent the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segment and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate.

Any rise or decrease in the pre-tax discount rate from the current level of 40.75% would result in a significant variation of the recognized impairment expense.

Market share assumption − When using industry data for growth rates (as noted below), these assumptions are important because management assesses how the Company’s position, relative to its competitors, might change over the forecast period. Management expects the Company’s share of the market to increase over the forecast period.

Although management expects the Company’s market share to increase over the forecast period, any increase or decline in the expected market share would result in a significant variance of the recognized impairment expense.

Gross margin − Gross margins are based on the expected values to be achieved at the beginning of the budget period. These are increased over the budget period for anticipated efficiency improvements.

Decreased demand can lead to a decline in the gross margin. Any increase or decrease in the gross margin would result in a significant variance of the recognized impairment expense.

Growth rate estimate − Rates are based on published industry research.

Management recognizes that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions. The effect of new entrants is not expected to have an adverse impact on the forecasts but could yield a reasonably possible alternative to the estimated long-term growth rate of 2.5%. Any rise or reduction in the long-term growth rate would result in a significant variance of the recognized impairment expense.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

7.	Discontinued operations

In September 2024, the Company ceased its Modules operations. The results of operations and cash flows related to this business are reclassified as discontinued operations in the consolidated statements of loss and comprehensive loss and cash flows as follows:

Consolidated statements of loss and comprehensive loss
	Years ended September 30,
	2024	2023	2022
	$	$	$
Revenue
Products	7,419,695	7,151,449	8,093,462
Services	62,210	64,810	38,809
Other	59,831	33,363	—
	7,541,285	7,249,622	8,132,271
Cost of sales (1)	5,608,917	7,521,846	5,231,093
Gross profit	1,932,368	(272,224)	2,901,178

Operating expenses
Research and development costs, net	855,293	1,465,423	866,847
Restructuring costs	—	22,189	—
Impairment loss related to property and equipment	38,612	—	—
Impairment loss related to intangible assets	—	5,791,439	—
	893,905	7,279,051	866,847
Income (loss) from operations	1,038,463	(7,551,275)	2,034,331

Other (income) costs
Gain on fixed assets disposal	(84,576)	—	—
Finance costs, net	—	31,357	33,116
Income (loss) before income taxes	1,123,039	(7,582,632)	2,001,215
Income taxes	—	—	—
Net income (loss) and comprehensive loss from discontinued operations	1,123,039	(7,582,632)	2,001,215

Earnings (loss) per share
Net income (loss) per common share, basic and diluted	0.05	(45.24)	14.83
Weighted average common shares outstanding, basic and diluted	22,774,782	167,610	134,913

1	Inventories (Note 9) recognized as an expense in cost of sales, related to discontinued operations, amount to $2,571,054. The Company also recognized $1,078,324 of inventory write down.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

7.	Discontinued operations (continued)

Consolidated statements of cash flows
	Years ended September 30,
	2024	2023	2022
	$	$	$
Cash flows related to operating activities	1,169,278	(5,420,025)	(2,978,135)
Cash flows related to investing activities	—	10,000	(81,227)
Cash flows related to financing activities	—	—	—
Cash flows (used in) provided by discontinued operations	1,169,278	(5,410,025)	(3,059,362)

8.	Trade receivable and other receivables

	As at September 30,
	2024	2023
	$	$
Trade accounts receivable	670,960	1,663,495
Commodity taxes receivable	338,456	1,407,560
Others	479,986	618,420
	1,489,402	3,689,475

Trade accounts receivable are non-interest bearing and normally due within 30 days from the date an invoice is issued. Bad debt expense amounted to Nil as at September 30, 2024 (Nil as at September 30, 2023).

9.	Inventories

	As at September 30,
	2024	2023
	$	$
Raw materials	164,159	942,860
Finished goods	303,185	304,086
	467,344	1,246,946

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

10.	Property and equipment

	Computer equipment	Office furniture and equipment	R&D equipment and tools	Stands and moulds	Leasehold improvements	Vehicles	Total
	$	$	$	$	$	$	$
Cost
October 1, 2023	5,015,523	1,073,834	1,206,115	898,697	1,125,039	192,205	9,511,413
Additions	236,352	5,005	166,485	—	—	96,478	504,320
Disposals	—	(12,100)	—	—	—	—	(12,100)
Write-offs	(19,935)	(295,287)	(87,418)	(726,723)	—	—	(1,129,363)
September 30, 2024	5,231,940	771,452	1,285,182	171,974	1,125,039	288,683	8,874,270

Accumulated depreciation
October 1, 2023	4,292,037	960,597	994,114	629,731	416,400	147,077	7,439,956
Depreciation1	640,962	25,892	97,808	265,897	134,871	35,132	1,200,562
Write-offs	(19,935)	(268,776)	(87,418)	(726,723)	—	—	(1,102,852)
September 30, 2024	4,913,064	717,713	1,004,504	168,905	551,271	182,209	7,537,666
Net book value
September 30, 2024	318,876	53,739	280,678	3,069	573,768	106,474	1,336,604

1	Depreciation of $340,545 related to property and equipment is capitalized in development costs as they are used in development projects that are eligible for capitalization.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

10.	Property and equipment (continued)

	Computer equipment	Office furniture and equipment	R&D equipment and tools	Stands and moulds	Leasehold improvements	Vehicles	Total
	$	$	$	$	$	$	$
Cost
October 1, 2022	4,867,724	1,108,834	1,166,561	898,697	1,133,617	192,205	9,367,638
Additions	147,799	—	49,554	—	(8,578)	—	188,775
Disposals	—	(35,000)	(10,000)	—	—	—	(45,000)
September 30, 2023	5,015,523	1,073,834	1,206,115	898,697	1,125,039	192,205	9,511,413

Accumulated depreciation
October 1, 2022	3,376,015	856,301	657,734	497,133	259,710	97,736	5,744,629
Depreciation1	916,022	104,296	336,380	132,598	156,690	49,341	1,695,327
September 30, 2023	4,292,037	960,597	994,114	629,731	416,400	147,077	7,439,956
Net book value
September 30, 2023	723,486	113,237	212,001	268,966	708,639	45,128	2,071,457

1	Depreciation of $420,730 related to property and equipment is capitalized in development costs as they are used in development projects that are eligible for capitalization.

Depreciation is included in the consolidated statement of loss as follows:

	Years ended September 30,
	2024	2023	2022
	$	$	$
Cost of sales	270,806	214,828	157,819
Marketing and product management	7	1,686	624
General and administrative expenses	415,083	794,273	1,108,835
Research and development costs	97,185	263,810	181,589
	783,081	1,274,597	1,448,867

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

11.	Leases

The Company has lease contracts for office premises and other equipment. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year:

	Office premises	Other equipment	Total
	$	$	$
September 30, 2022	5,881,811	10,563	5,892,374
Lease modification	(879,689)	—	(879,689)
Reassessment of the right-of-use assets	(888,426)	—	(888,426)
Depreciation1	(938,071)	(5,870)	(943,941)
September 30, 2023	3,175,625	4,693	3,180,318
Lease modification	3,968	—	3,968
Reassessment of the right-of-use assets	(462,032)	(4,398)	(466,430)
Depreciation1	(810,500)	—	(810,500)
September 30, 2024	1,907,061	295	1,907,356

1	Depreciation of $294,942 ($362,005 in 2023 and $120,236 in 2022) related to right-of-use assets is capitalized in development costs as they are used in development projects that are eligible for capitalization.

Set out below are the carrying amounts of lease liabilities and the movements during the years ended September 30:

	2024	2023
	$	$
Balance, beginning of year	3,781,233	6,579,103
Additions	—	—
Lease modification	(214,057)	(958,296)
Reassessment of the lease liability	(462,032)	(888,426)
Accretion of interest	300,424	401,229
Gain on foreign exchange	66,894	(213,333)
Lease payments	(1,272,102)	(1,139,044)
Balance, end of year	2,200,360	3,781,233

Current	663,920	722,675
Non-current	1,536,440	3,058,558

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

11.	Leases (continued)

Depreciation of right-of-use assets is included in the consolidated statement of loss as follows:

	Year ended September 30,
	2024	2023	2022
	$	$	$

Cost of sales	37,098	48,542	50,071
Marketing and product management	66,686	5,778	11,303
Selling expenses	-	5,526	11,247
General and administrative expenses	408,752	455,932	237,596
Research and development costs	3,022	66,158	300,724
	515,558	581,936	610,941

The maturity analysis of lease liabilities based on contractual undiscounted payments is as follows:

$

Less than 1 year	855,207
1 to 5 years	2,451,771
More than 5 years	948,059
4,255,037

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

11.	Leases (continued)

The following are the amounts recognized in net loss:

	Years ended September 30,
	2024	2023	2022
	$	$	$

Depreciation expense of right-of-use assets	515,558	581,936	610,941
Interest expense on lease liabilities	300,424	401,229	551,291
Expense relating to short-term leases	—	—	16,649
Expense relating to leases of low-value assets	—	—	37,477
Variable lease payments	—	—	2,805
Gain on foreign exchange	66,894	(213,333)	(55,852)
	882,876	769,832	1,163,311

During the year, the Company entered into lease modifications for its Toronto, Montreal and Québec city locations, in order to cancel a renewal option, decrease of a lease term and reduce the rented square footage. As per the amendments, a gain on lease modification of $204,146 was recorded.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

12.	Intangible assets

	Patents	Licenses	Software	Development costs[2] (not amortized)	Development costs (amortized)	Others	Total
	$	$	$	$	$	$	$
Cost
September 30, 2023	3,450,455	1,186,337	575,719	43,267,013	1,808,860	94,810	50,383,194
Additions	583,915	—	—	13,701,764	—	—	14,285,679
Borrowing costs[1]	—	—	—	8,243,628	—	—	8,243,628
Write-off component (Note 7)	—	—	—	(3,720,042)	—	—	(3,720,042)
R&D tax credit (Note 25)	—	—	—	(346,580)	—	—	(346,580)
Grants (Note 23)	—	—	—	(13,713)	—	—	(13,713)
September 30, 2024	4,034,370	1,186,337	575,719	61,132,070	1,808,860	94,810	68,832,166
Accumulated amortization and impairment
September 30, 2023	1,059,007	1,183,761	520,998	—	1,708,264	73,056	4,545,086
Amortization[3]	391,012	2,576	32,110	—	100,596	5,222	531,516
Impairment (Note 6)	—	—	—	58,185,884	—	—	58,185,884
September 30, 2024	1,450,019	1,186,337	553,108	58,185,884	1,808,860	78,278	63,262,486
Net book value
September 30, 2024	2,584,351	—	22,611	2,946,186	—	16,532	5,569,680

[1]	The capitalization rates used to determine the amount of general borrowing costs eligible for capitalization during year ended September 30, 2024 was 22.8%.

[2]	The unamortized development costs are not yet available for use and amortization will begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

[3]	Depreciation of $273,584 ($117,535 in 2023 and $227,873 in 2022) related to intangible assets is capitalized in development costs as they are used in development projects that are eligible for capitalization.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

12.	Intangible assets (continued)

	Patents	Licenses	Software	Development costs[2] (not amortized)	Development costs (amortized)	Others	Total
	$	$	$	$	$	$	$
Cost
October 1, 2022	2,321,660	2,610,533	575,719	68,117,368	1,808,860	94,810	75,528,950
Additions	1,128,795	—	—	12,769,457	—	—	13,898,252
Borrowing costs[1]	—	—	—	3,898,829	—	—	3,898,829
Write-offs[3]	—	(1,424,196)	—	(40,993,947)	—	—	(42,418,143)
R&D tax credits (Note 24)	—	—	—	(256,234)	—	—	(256,234)
Grants (Note 22)	—	—	—	(268,460)	—	—	(268,460)
September 30, 2023	3,450,455	1,186,337	575,719	43,267,013	1,808,860	94,810	50,383,194

Accumulated amortization and impairment
October 1, 2022	798,878	1,147,272	476,003	36,602,380	1,675,906	67,322	40,767,761
Amortization	260,129	36,489	44,995	24,324	32,358	5,734	404,029
Impairment[3]	—	1,424,196	—	4,367,243	—	—	5,791,439
Write-offs	—	(1,424,196)	—	(40,993,947)	—	—	(42,418,143)
September 30, 2023	1,059,007	1,183,761	520,998	—	1,708,264	73,056	4,545,086
Net book value
September 30, 2023	2,391,448	2,576	54,721	43,267,013	100,596	21,754	45,838,108

[1]	The capitalization rate used to determine the amount of general borrowing costs eligible for capitalization during the year ended September 30, 2023 was 17%.

[2]	Including $43,267,013 not yet available for use for which amortization begins when development is completed, and the asset is available for use. Such development costs are related to projects to develop and enhance the technology and capabilities with respect to autonomous driving and ADAS applications.

[3]	During the fiscal year 2023, an impairment expense amounting to $5,791,439 was recognized:

i.	During the first quarter of 2023, the Company reviewed its September 30,2022 transition plan resulting in certain development costs and licenses no longer expected to be used. Consequently, certain intangible assets were no longer expected to be used and the test was performed at the asset level. These assets had a carrying amount of $5,791,439 and were completely written-off, resulting in an impairment expense of the same amount, including the license related to the development of Components technology projects for $1,424,196;

ii.	The Company performs an annual impairment test for its goodwill and intangible assets not yet available through the assessment of the recoverable amount of the CGU to which they belong. The CGU selected for impairment testing was identified based on the level at which goodwill is monitored for internal management purposes, and to which the intangible assets not yet available for use pertain; and

The recoverable amount of the CGU is determined based on the higher of its value-in-use and fair value less costs to sell. The value-in-use is calculated using discounted cash flow projections, taking into consideration management’s best estimates of future cash flows, growth rates, and appropriate discount rates. The discount rate of 33.65% is based on an estimated weighted average cost of capital (“WACC”) for the Company, adjusted to reflect the risks related to the projected cash flows of the CGU.

The recoverable amount of the CGU, including goodwill and intangible assets not yet available for use, exceeds its carrying amount. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

12.	Intangible assets (continued)

Amortization is included in the consolidated statement of loss as follows:

	Years ended September 30,
	2024	2023	2022
	$	$	$
General and administrative expenses	—	52,160	127,764
Research and development costs	257,932	234,334	129,300
	257,932	286,494	257,064

13.	Accounts payable and accrued liabilities

	As at September 30,
	2024	2023
	$	$
Trade payables and accrued liabilities	7,494,326	6,466,196
Salaries and fringe benefits	4,706,033	5,757,652
Interest payable on credit facility	903,901	221,247
Deferred revenue (Note 7)	474,380	1,104,229
Others	308,629	21,581
	13,887,269	13,570,905

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

14.	Provisions

The following table details the changes in provisions between September 30, 2024 and 2023:

Onerous contracts
$
Balance, as at September 30, 2022	—
New provisions	1,652,216
Revision of estimations	(287,021)
Provisions utilized	(487,051)
Balance, as at September 30, 2023	878,144
Revision of estimations	(8,736)
Provisions utilized	(869,408)
Balance, as at September 30, 2024	—

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

15.	Bridge loans and long-term debt

The following table details the maturities and weighted average interest rates related to long-term debt as at September 30, 2024 and 2023:

	Final	Weighted average effective interest rate	September 30, 2024	September 30, 2023
	maturity	%	$	$

Convertible loan (a)	2028	23.36	40,309,902	11,258,950
Credit facility (b)	2026	14.12	28,229,902	28,747,705
Term loan	2030	33.65	10,767,007	7,718,928
Non-convertible bridge loan (c)	2024	155.04	3,059,996	—
Convertible bridge loan (c)	2024	—	6,853,623	—
Long-term debt		27.45	89,220,430	47,725,583
Bridge loans			9,913,619	—
Long-term debt			79,306,811	47,725,583

a)	Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in Note 4, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The PIPE Convertible Notes are denominated in US Dollars with a term of 60 months after issuance of Tranche B. They bear interest at a rate of 12% compounded annually and added to the principal amount of the notes. The PIPE Convertible Notes include a conversion option allowing the holders of the PIPE Convertible Notes, at any time before maturity, to convert the outstanding principal amount into Common Shares using a conversion price of US$10.00 per Common Share.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”) exercisable at the cost of US$0.01 per share.

The PIPE Convertible Notes are secured by a hypothec in the amount of US$60,000,000 over the universality of the Company’s movable assets, present and future, ranking after the security of Credit Facility (Note 15b)). The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes and reporting requirements.

The PIPE Convertible Notes represent a hybrid financial instrument with a conversion option requiring separation. The debt host portion (the “Host”) of the instrument is classified at amortized cost, whereas the conversion option embedded derivative is classified at fair value through profit and loss (“FVTPL”).

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

15.	Bridge loans and long-term debt (continued)

	Host Amortized cost	Conversion option FVTPL	PIPE Warrants FVTPL	Total
	$	$	$	$
Balance, October 1, 2022	-	-	-	-
Issuance of Tranche A-1 and 595,650 warrants	9,982,830	704,677	18,269,759	28,957,266
Issuance of Tranche A-2 and 9,354 warrants	158,277	12,197	278,685	449,159
Exercise of warrants	-	-	(18,548,444)	(18,548,444)
Interest accretion	1,067,932	-	-	1,067,932
Fair value adjustment	-	21,100	-	21,100
Foreign exchange	49,911	-	-	49,911
Balance, September 30, 2023	11,258,950	737,974	-	11,996,924
Issuance of Tranche B-1 and 24,322 warrants	2,539,580	962,726	2,059,081	5,561,387
Issuance of Tranche B-2	19,605,580	3,985,230	-	23,590,810
Exercise of warrants	-	-	(2,059,081)	(2,059,081)
Interest accretion	7,814,332	-	-	7,814,332
Exercise of conversion option	(1,049,482)	(207)	-	(1,049,689)
Fair value adjustment	-	(5,679,715)	-	(5,679,715)
Foreign exchange	141,077	-	-	141,077
Balance, September 30, 2024	40,310,037	6,008	-	40,316,045

The PIPE Convertible Notes and Warrants were issued in tranches. Upon issuance of each tranche, the proceeds were initially allocated to the warrants, when applicable, and conversion option. The carrying amount of the debt is then initially determined by deducting the transaction fees and the fair value of the conversion option and warrants from the proceeds received. Transaction fees of $529,047 were incurred in relation to the PIPE Convertible Notes and Warrants. The fees were allocated in proportion of the amount of each tranche, then further allocated based on the relative value of each component. For the year ended September 30, 2024, $345,394 was recognized as a reduction of the PIPE Convertible Notes (2023 - $92,583) and $125,462 was recognized in net loss under Transaction costs (2023 - $171,940).

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

15.	Bridge loans and long-term debt (continued)

The fair value of the conversion option embedded derivative and the warrants were determined using the Black-Scholes option pricing model and the following assumptions that are Level 3 inputs:

			2024
		Tranche B-1	Tranche B-2
	Conversion option	Warrants	Conversion option
Fair value of the underlying share	US$4.74	US$61.09	US$4.74
Exercise price	US$10.00	US$0.01	US$10.00
Risk-free interest rate	4.05%	4.89%	3.23%
Expected volatility	60%	60%	60%
Expected life	5.00 years	0.04 years	5.00 years
Dividend yield	0%	0%	0%
Fair value	$2.37	$84.65	$2.22

				2023
		Tranche A-1		Tranche A-2
	Conversion option	Warrants	Conversion option	Warrants

Fair value of the underlying share	US$1.67	US$22.92	US$1.75	US$22.60
Exercise price	US$10.00	US$0.01	US$10.00	US$0.01
Risk-free interest rate	3.64%	4.66%	3.92%	4.81%
Expected volatility	60%	60%	60%	60%
Expected life	5.00 years	0.04 years	5.00 years	0.04 years
Dividend yield	0%	0%	0%	0%
Fair value	$0.33	$30.56	$0.36	$29.79

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

15.	Bridge loans and long-term debt (continued)

The fair value of the conversion option embedded derivative at year end were determined using the Black-Scholes option pricing model and the following assumptions:

	2024	2023

Fair value of the underlying share	US$0.30	US$1.75
Exercise price	US$10.00	US$10.00
Risk-free interest rate	2.73%	4.25%
Expected volatility	60%	60%
Expected life	3.71 years	4.71 years
Dividend yield	0%	0%
Fair value	$0.001	$0.33

b)	Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023, December 8, 2023, July 5, 2024, July 26, 2024, August 5, 2024 and August 16, 2024. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made, (iii) reduce the gradually the Available Cash requirement from $5.0 million at all times after the DE-SPAC date to $250,000 until August 14, 2024. and (iv) to increase the aggregate principal amount of the PIPE financing to a minimum of $44,000,000.

In conjunction with the Credit Facility October 2023 Amendments, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1,643,714.

During the year ended September 30, 2024, 250,000 common shares were issued following the exercise of those warrants on May 28, 2024. The corresponding balance in Reserve – Warrants in Equity of $1,643,714 was reclassified to Capital Stock.

Following the latest amendments to the Credit Facility, the payments of interest for the month of July 2024 to October 2024 are postponed to the earlier of the Short-Term Outside date and November 15, 2024.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

15.	Bridge loans and long-term debt (continued)

The Company must pay a monthly fee of $125,000 per month starting July 5th, 2024 until the Short-Term Outside Date. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) the earlier of (i) the Short-Term Outside Date and (ii) November 15, 2024 will be due at the earlier date of (i) the Short-Term Outside Date and (ii) November 15, 2024. Following the Short-Term Outside Date and until the Borrower provides Desjardins with a recapitalization plan in form and substance satisfactory to Desjardins, a monthly fee in the amount of $75,000 will be earned and payable on the first day of each month.

c)	Bridge loans

In August 2024, LeddarTech closed a bridge financing in an aggregate principal amount of US$9.0 million (the “Bridge Loans”) issuable in two tranches. Tranche 1 of the Bridge Loan was issued in August 2024 at a discount of 25% for an aggregate amount of US$6,222,667, of which US$4,222,667 is convertible (the “Convertible Bridge Loan”) and US$2,000,000 is not convertible (the “Non-Convertible Bridge Loan”).

The Company also received in August 2024, additional Bridge Loans in an aggregate amount of approximately US$334,000 from certain members of management and the board of directors (collectively).

The Bridge Loans are denominated in US Dollars and repayable at maturity on November 15, 2024. The Bridge Loans bear interest at US base rate +4% calculated on the discounted balance, compounded monthly and added to the principal amount.

The Convertible Bridge Loan includes the following material conversion and settlement options available to the holder:

●	Maturity conversion option: The holder of the Convertible Bridge Loan can convert at maturity the outstanding principal amount into Common Shares using a conversion price of $5.00 per Common Share.

●	Automatic conversion: Upon an offering on the Nasdaq Global Market for aggregate gross proceeds of US$35,000,000 or more, the outstanding principal amount will automatically be converted into securities of such offering with a value equivalent to 112.5% of the outstanding principal amount.

●	Optional conversion: Upon an offering on the Nasdaq Global Market for aggregate gross proceeds of less than US$35,000,000, the holder of the Convertible Bridge Loan can convert the outstanding principal amount into securities of such offering with a value equivalent to 112.5% of the outstanding principal amount.

●	The Convertible Bridge Loan also includes redemption mechanisms in the event of a change of control or an event of default.

Upon any offering on the Nasdaq Global Market, the Company is required to repay immediately the Non-Convertible Bridge Loan. The Non-Convertible Bridge Loan is classified at amortized cost.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

15.	Bridge loans and long-term debt (continued)

The Convertible Bridge Loan represent a hybrid financial instrument with embedded derivatives requiring separation. The Company has elected to classify the entire instrument at fair value through profit and loss (“FVTPL”).

Transaction fees of $115,355 were incurred in relation to the Bridge Loan. The fees were allocated in proportion of the amount of the Convertible Bridge Loan and the Non-Convertible Bridge Loan. For the year ended September 30, 2024, $37,076 was recognized as a reduction of the Non-Convertible Bridge Loan and $78,279 was recognized in net loss under Transaction costs.

	Non-Convertible Bridge Loan Amortized cost	Convertible Bridge Loan FVTPL	Total
	$	$	$
Balance, October 1, 2023	-	-	-
Issuance of Tranche 1	2,613,300	5,714,630	8,327,930
Interest accretion	477,776	-	477,776
Fair value adjustment	-	1,201,172	1,201,172
Foreign exchange	(31,080)	(62,179)	(93,259)
Balance, September 30, 2024	3,059,996	6,853,623	9,913,619

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

16.	Warrant liability

	As at September 30, 2024
	Number	$

Public and Private Warrants	16,049,080	578,446
Vesting Sponsor Warrants	1,416,670	51,060
	17,465,750	629,506

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Prospector Warrants”) in connection with the BCA and plan of arrangement (Note 4).

The Warrants each entitle their holders to purchase one common share at an exercise price of US$11.17 per common share, which is variable in $CDN. Accordingly, they are classified as a liability rather than equity as the Warrants do not meet the ‘fixed for fixed’ requirement. The Public and Private Warrants are exercisable and will expire on December 21, 2030. The Vesting Sponsor Warrants are identical to the Public and Private Warrants, except that the Vesting Sponsor Warrants will be deemed vested in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. None of the Vesting Sponsor Warrants are redeemable by the Company.

The Warrants were initially recorded at their fair value (Note 28). The fair value of the Warrants is reassessed at the end of each reporting period with subsequent changes in fair value recognized through profit or loss. The Public Warrants are considered a level 1 financial instrument as the valuations at the end of each reporting period are based on the trading price of the Public Warrants on the Nasdaq, which are quoted and observable market prices. The Private Warrants are a level 2 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants. The Vesting Sponsor Warrants are a level 3 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants but also unobservable data.

The following table details the changes in warrant liability between December 21, 2023 and September 30, 2024:

Warrant liability
$
Balance, as at December 21, 2023 (issuance date)	1,746,575
Revaluation of warrant liability	(1,117,069)
Balance, as at September 30, 2024	629,506

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

17.	Government grant liabilities

As at the acquisition date of Vayavision, a government grant liability of $420,000 was recognized at its fair value. Prior to the acquisition, Vayavision obtained an innovation grant from the Israeli Innovation Authority (“IIA”) in the amount of $1.5 million (NIS4 million) to support the development of the technology. The liability is repaid in the form of a royalty payment calculated [annually] at 3% of sales of Vayavision products developed using the funds provided by the IIA. The government grant liability bears an annual interest rate based on SOFR as published by the Bank of Israel.

After initial recognition, the liabilities are measured at amortized cost using the effective interest method. The effective interest rate is 30.3%.

Assumptions underlying grant repayments are reviewed at least annually. As at September 30, 2024, the Company revised the estimated repayment schedule, taking into account updated assumptions and data. This resulted in an accretion gain of $252,874 (2022 – accretion gain of $74,335), which was included in Financial costs, net (Note 24).

As at September 30, 2024, the Company also has a government grant liability of $567,922 (US$420,715) related to the repayment of a grant received by Vayavision from Israel-United States Binational Industrial Research and Development (“BIRD”) Foundation to support the development of the technology with a partner ($568,807 or US$420,715 as at September 30, 2023). The total amount received by Vayavision is repayable through royalties of 5% of sales of Vayavision products developed through the funds provided by BIRD, adjusted for certain index, and it is non-interest bearing. Obligations under the grant agreement with BIRD are jointly and severally assumed by Vayavision and its partner in the development project.

As a result of a default event occurred during the first quarter of 2023, the Company reclassified, as of December 31, 2022, the BIRD government grant liability as a short-term liability since the Company is now considering the amounts received as refundable grant are due within the next twelve months.

$
Balance, as at September 30, 2023	1,468,296
Accretion interest expense	271,088
Gain on remeasurement due to change in forecast	(86,305)
Foreign exchange gain	(34,736)
Balance, as at September 30, 2024	1,618,343

Current	829,216
Non-current	789,127

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

18.	Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

Common shares

	Number of Shares	Amount $

Balance, as at September 30, 2023	167,610	9,894,326
Issuance of common shares upon exercise of the call option	66,550	57,724
Class A, B, C, D-1 and D-2 preferred shares exchange for common shares	239,766,119	444,410,959
Common shares converted per business combination	(240,000,279)	(454,361,009)
Issuance of new common shares per business combination	20,000,000	454,361,009
Issuance to Prospector shareholders (Note 4)	8,770,930	55,257,187
Issuance of common shares	1,432,746	3,453,569
Balance, as at September 30, 2024	30,203,676	513,073,765

Issuance of common shares

During the year ended September 30,2024, 682,685 Common Shares were issued following the exercise of warrants (Note 15), the exercise of RSU (Note 19), in connection with the BCA (Note 19) and in connection with the Standby Equity Purchase Agreement.

Standby Equity Purchase Agreement

On April 8, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”) for a period of 3 years, or on the date on which the Investor shall have made payment pursuant to the Commitment Amount. Pursuant to the SEPA, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, the Company will have the right from time to time, but not the obligation, to issue and sell to Yorkville up to $50.0M (the “Commitment Amount”) of its common shares. The Company may also require Yorkville to purchase Common share under the SEPA up to 500,000 Shares of Common Stock. The Company also agreed to pay Yorkville a commitment fee equal to 0.75% of the Commitment Amount.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

18.	Capital stock (continued)

Standby Equity Purchase Agreement (continued)

During the three months ended June 30, 2024,166,696 common shares were issued to cover the commitment fee.

Exercise of call option

As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision. Per the original Share Purchase Agreement (“SPA”) conditions, the purchase of the Vayavision of Common shares was paid in exchange of Common Shares of the Company, based on a determined ratio and already detailed in the SPA.

This transaction resulted in an increase in the Company’s interest in Vayavision from 60.0% to 100.0% and was accounted for as an equity transaction. The purchase price of $57,724 was equity-settled. As a result, the carrying value of (i) non-controlling interests of $9,508,328 and (ii) the related other component of equity of $2,431,688 were reversed leading to a reduction of deficit of $7,134,364.

Special Shares

Upon close of the acquisition of Prospector, the Company issued through the Transactions, 2,031,250 Class A Non-Voting Special Shares having a value of $10,115,625 to Prospector Sponsor in connection with the BCA and plan of arrangement (Note 4).

The Class A Non-Voting Special Shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued 4,999,815 Earnout Non-Voting Special Shares of an aggregate fair value of $22,960,000 consisting of the following:

●	999,963 Class B Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $12.00; or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $12.00 per Common Share;

●	999,963 Class C Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $14.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $14.00 per Common Share;

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

18.	Capital stock (continued)

Special Shares (continued)

●	999,963 Class D Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $16.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $16.00 per Common Share;

●	999,963 Class E Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company enters into its first customer contract with an OEM (or with a Tier-1 who has a contract with an OEM and meets the same conditions) that represents a design win for the Company for an OEM series production vehicle that will create at least 150,000 units a year in volume for its fusion and perception products or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share; and

●	999,963 Class F Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company (i) sends out its first undisputed invoice for payment for product delivery for OEM installation against a contract with an OEM (or with a Tier-1 who has a contract with an OEM) needing in excess of 150,000 units a year in volume for its fusion and perception products and (ii) appropriately books that invoice as revenue in accordance with IFRS requirements or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share.

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued and the following weighted average assumptions:

Fair value of the underlying share	US$4.74
Exercise price	—
Risk-free interest rate	3.23%
Expected volatility	60%
Expected life	7.00 years
Dividend yield	0%

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

18.	Capital stock (continued)

As at September 30, 2024, the following shares were issued and outstanding:

	Number of Shares	Amount $

Common shares	30,203,676	513,073,764
Class A Non-Voting Special Shares	2,031,250	10,115,625
Class B Non-Voting Special Shares	999,963	5,220,000
Class C Non-Voting Special Shares	999,963	4,970,000
Class D Non-Voting Special Shares	999,963	4,740,000
Class E Non-Voting Special Shares	999,963	4,250,000
Class F Non-Voting Special Shares	999,963	3,780,000
	37,234,741	546,149,389

19.	Stock-based compensation

M-option

Preceding closing of the acquisition of Prospector (Note 4), pursuant to the Plan of Arrangement, each of 12,577 M-Options have been exchanged for an option to purchase one common shares of the Company.

The replacement options have an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity.

Upon replacement of the award, the fair value of the option of $117,246 was recognized in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the consolidated statement of loss.

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA described in note 4. The agreement implies, upon the completion of the BCA, a transaction fee payable in exchange of a number of common shares of the Company equivalent to US$700,000. During the first quarter of 2024, a portion ($506,774) of the transaction fee was recognized as transaction costs in the Consolidated statement of loss, with a counterparty in Other components of equity.

During the year ended September 30, 2024, 198,684 common shares were issued in conjunction with this agreement to settle a transaction fee payable. As a result, an amount of $615,057 was reclassified from Other components of equity to Capital Stock and an amount of $329,217 was reclassified from Other components of equity to contributed surplus.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

19.	Stock-based compensation (continued)

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed at any time 5,000,000 shares.

The Plan provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions.

Following the adoption of the new equity incentive and the grants of the first awards of this Plan, the Company closed off the reserve stock option balance related to the previous equity incentive plan, in the deficit.

(i) Options

The Company has a stock option plan as part of the incentive plan in which options to purchase common shares are issued to officers and key employees. Under this plan the options will vest between the grant date and March 2028.

Options are expensed over the vesting period. The related compensation expense is included in the stock-based compensation expense.

For the year ended September 30, 2024, movements in outstanding options were as follow:

	Number of stock options	Exercise price(1) $
Balance, as at September 30, 2023	—	—
Granted	1,438,600	2,84
Balance, as at September 30, 2024	1,438,600	2,84

(1)	Weighted average exercise price

The compensation expense with respect to the Options plan amount to $1,723,475.

(ii) RSUs

The Company has an RSU as part of the incentive plan for management and key employees. Under this plan, RSUs will vest between the grant date and March 2028 to employees who are still employed by the Company on the exercise date.

RSUs are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

19.	Stock-based compensation (continued)

(ii) RSUs (continued)

For the year ended September 30, 2024, movements in outstanding RSUs were as follow:

Year ended September 30, 2024 Number of units
Balance, as at September 30, 2023	—
Granted	1,820,892
Forfeited	(147,598)
Exercised	(67,125)
Balance, as at September 30, 2024	1,606,169

The compensation expense with respect to the RSU plan amounts to $2,993,869

During the year ended September 30, 2024, 67,125 RSU were exercised and converted into a corresponding number of common shares.

(iii) PSUs

The Company has a PSU plan as part of the incentive plan for management and key employees. Under this plan, PSUs generally vest over a period of four years to employee who are still employed by the Company on the exercise date.

PSUs are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the year ended September 30, 2024, movements in outstanding PSUs were as follow:

Year ended September 30, 2024 Number of units
Balance, as at September 30, 2023	—
Granted	733,080
Balance, as at September 30, 2024	733,080

The compensation expense with respect to the PSU plan amounts to $1,290,763

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

19.	Stock-based compensation (continued)

(iv) Warrants

The Company has a Warrants plan as part of the incentive plan for management and key employees. Under this plan, Warrant generally vests immediately to the directors who are still employed by the Company on the exercise date.

Warrants are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the year ended September 30, 2024, movements in outstanding Warrants were as follow:

Year ended September 30, 2024 Number of units
Balance, as at September 30, 2023	—
Granted	449,013
Balance, as at September 30, 2024	443,013

The compensation expense with respect to the Warrants plan amounts to $2,011,408

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

20.	Operating expenses

Operating expenses by nature include the following:

	Years ended September 30,
	2024	2023	2022
	$	$	$

Employee benefit expenses	16,222,815	21,663,997	30,088,677
Stock-based compensation	1,715,512	2,436,974	4,272,673
Research costs	2,201,697	3,313,386	1,985,042
Impairment loss related to intangible assets	69,315,247	—	38,207,503
Marketing expenses	684,547	917,970	917,223
Selling expenses	32,740	62,965	299,382
Depreciation of property and equipment	512,275	1,059,769	1,291,048
Product line management expenses	11,418	3,919	47,965
Recruitment fees	152,489	377,679	780,126
Professional fees	5,415,402	6,763,019	3,852,140
Other expenses	2,267,706	2,010,929	1,176,515
Subcontractor services	2,220,592	1,331,573	1,980,500
Travel expenses	494,763	754,869	470,494
Amortization of intangible assets	257,932	286,494	257,064
Insurance	1,453,193	373,251	373,311
Research and development tax credits	(176,856)	(225,609)	(70,191)
Depreciation expense on right of use assets	478,460	508,556	547,658
Business acquisition costs	2,407,977	3,506,630	—
Listing expense	59,139,572	—	—
	164,807,481	45,146,371	86,477,130

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

21.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

The following table reflects the calculation of net loss attributable to equity holders of the parent and the computation of basic and diluted loss per share for the periods indicated:

	Years ended September 30,
	2024	2023	2022
	$	$	$
Loss from continuing operations attributable to equity holders of the parent	(167,016,426)	(40,409,465)	(71,320,063)
Gain (Loss) from discontinuing operations attributable to equity holders of the parent	1,123,039	(7,582,632)	2,001,215
Loss attributable to equity holders of the parent	(165,893,387)	(47,992,097)	(69,318,848)
Weighted average number of common shares basic and diluted	22,774,782	167,610	134,913
Basic and diluted loss from continuing operations, per common share	(7.33)	(241.09)	(528.64)
Basic and diluted loss from discontinuing operations, per common share	0.05	(45.24)	14.83
Basic and diluted loss per common share	(7.28)	(286.33)	(513.80)

 The effect of dilution from outstanding stock options, convertible preferred stocks, credit facility, convertible loans, warrants, put and call options and contingent consideration payable were excluded from the calculation of the weighted average number of common shares for diluted loss per common share for the years ended September 30, 2024 and 2023 as they are antidilutive.

	Years ended September 30,
	2024	2023
Outstanding employee stock option	1,438,000	441,662
Convertible preferred stock	7,031,065	6,581,392
Warrants	13,890	13,890
Put and call options recognized as other component of equity	-	94,931
Conversion options	4,400,106	2,200,053

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

21.	Loss per share (Continued)

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

The potential effect of dilution from outstanding stock options, convertible preferred stocks, warrants, and put and call options were excluded from the calculation of the diluted loss per common share since the Company incurred losses and the inclusion of these instruments would have an antidilutive effect.

22.	Additional information included in the consolidated statement of cash flows

Changes in non-cash working capital items:

	As at September 30,
	2024	2023	2022
	$	$	$
Trade receivable and other receivables	2,200,073	96,806	(2,219,607)
Government assistance and R&D tax credits receivable	(283,771)	(205,042)	553,097
Inventories	(298,722)	(609,663)	(541,093)
Prepaid expenses	(219,276)	(273,497)	95,795
Prepaid financing fees	(55,014)	—	—
Accounts payable and accrued liabilities	(11,454,393)	2,534,308	1,720,000
Provisions	(878,144)	878,144	—
	(10,989,247)	2,421,056	(391,808)

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

23.	Government grants

	Year ended September 30, 2024
	Grant recognized in statement of loss	Grant recorded against carrying amount of intangible assets (Note 12)	Total grant
	$	$	$

Other grants	90,065	13,713	103,778
Total grants	90,065	13,713	103,778
R&D tax credit	—	346,580	346,580
Total grants and R&D tax credits	90,065	360,293	450,358

	Year ended September 30, 2023
	Grant recognized in statement of loss	Grant recorded against carrying amount of intangible assets (Note 12)	Total grant
	$	$	$

Other grants	377,080	268,460	645,540
Total grants	377,080	268,460	645,540
R&D tax credit	225,609	256,234	481,843
Total grants and R&D tax credits	602,689	524,694	1,127,383

	Year ended September 30, 2022
	Grant recognized in statement of loss	Grant recorded against carrying amount of property and equipment and intangible assets (Notes 10, 12)	Total grant
	$	$	$
Canada Emergency Wage Subsidy	83,735	33,684	117,419
Other grants	351,713	917,104	1,268,817
Total grants	435,448	950,788	1,386,236
R&D tax credit	70,191	776,050	846,241
Total grants and R&D tax credits	505,639	1,726,838	2,232,477

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

23.	Government grants (continued)

The R&D tax credit is recognized as a reduction of research and development costs in the consolidated statements of loss and comprehensive loss.

The amounts recorded in reduction of property and equipment and intangible assets were $Nil and $13,713 respectively ($Nil and $524,694 in 2023, respectively).

Within Canada, the Company participated in the Canada Emergency Wage Subsidy (“CEWS”), a grant measure of the Canadian government as a response to the COVID-19 pandemic. CEWS provides qualifying companies with a monthly financial support grant based on payroll, subject to certain caps. Eligibility is triggered by and scaled according to the reduction in year-over-year Canadian revenue on a month-by-month basis.

Within Canada, the Company participated in the Industrial Research Assistance Program (“IRAP”) with the National Research Council of Canada. IRAP provides fundings for eligible projects to companies, to increase their innovation capacity and take ideas to market.

Within Israel, the Company participated in the Israeli National Authority for Technological Innovation (“IIA”). IIA provides fundings for eligible projects to companies, to effectively address the dynamic and changing needs of the local and international innovation ecosystems.

There are no unfulfilled conditions or contingencies attached to the above grants.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

24.	Finance costs, net

	Years ended September 30,
	2024	2023	2022
	$	$	$
Interest expenses (income)
Interest income	(334,751)	(223,594)	(40,251)
Gain on government grant liability modification	(252,874)	(4,332,173)	—
Gain on other loan settlement	—	(1,605,561)	—
Interest expense on term loan (Note 15)	3,048,079	2,016,587	1,830,360
Interest expense on lease liabilities	300,424	369,872	518,175
Interest expense on credit facility (Note 15)	4,827,753	4,843,390	3,630,814
Interest expense on convertible notes (Note 15)	7,814,330	1,067,932	—
Interest expense on bridge loans	477,776	138,347	—
Interest expense on short term liability	95,381	—	—
Interest expense on other loan (Note 15)	—	160,413	274,263
Accretion and remeasurement of government grant liability (Note 17)	271,088	74,335	(78,567)
Bridge loans issuance cost	—	350,000	—
SEPA commitment fee (Note 18)	512,775	—	—
Capitalized borrowing costs (Note 12)	(8,243,627)	(3,898,829)	(6,994,197)
	8,516,354	(1,039,281)	(859,403)
Loss (gain) on revaluation of instruments carried at fair value
Warrant liability (Note 16)	(1,117,069)	—	—
Bridge loan	1,201,379	—	—
Convertible loan	—	—	(6,089,300)
Contingent consideration payable	—	—	(1,265,043)
Credit facility	—	—	225,105
Conversion option (Note 15)	(5,637,321)	21,100	—
	(5,553,011)	21,100	(7,129,238)
Other
Loss (gain) on lease modification (Note 11)	(204,146)	—	—
Non-capitalizable financing costs	255,281	—	—
Modification of convertible loans (Note 15)	9,645	—	124,717
Net loss on debt extinguishments	—	—	454,092
Loss on exercise of conversion option	366,957	—	—
Bank charges	71,999	64,166	91,840
Foreign exchange loss (gain)	(399,827)	224,057	(2,749,505)
	99,909	288,223	(2,078,856)

Finance costs, net	3,063,252	(729,958)	(10,067,497)

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

25.	Income taxes

The reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision (recovery) in the consolidated financial statements is as follows:

	Years ended September 30,
	2024	2023	2022
	$	$	$

Loss before income taxes	(166,179,817)	(51,424,409)	(73,418,745)
Income taxes at the Canadian statutory tax rate of 26.50% (26.50% in 2023 and 26,50% in 2022)	(44,037,651)	(13,760,987)	(19,455,967)
Tax effect from:
Effect of differences in tax rates in other jurisdictions	4,823,250	903,064	659,121
Non-deductible items	621,053	574,922	8,131,886
Listing expense	15,671,987
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	143,568
Items recorded in shareholders’ equity	(597,512)
Tax losses and deductible temporary differences for which no deferred income tax assets is recognized	19,505,818	11,436,187	10,696,915
Utilization of previously unrecognized deferred income tax assets	(14,490)
Adjustment in respect of prior years	3,910,028	846,814	(31,955)
Other	(26,051)	—	—
Income tax expense (recovery)	—	—	—

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

25.	Income taxes (continued)

Deferred income tax assets and liabilities on temporary differences and unused tax losses are as follows:

	Balance as at October 1, 2023	Credited (charged) to the statement of loss	Credited (charged) to the shareholders’ equity	Balance as at September 30, 2024
	$	$	$	$
Financing fees	2,124,929	(44,734)	—	2,080,195
Provision and accruals	519,097	202,227	—	721,324
Research and development cost	5,361,039	2,319,700	—	7,680,739
Losses carried forward	55,679,194	9,974,804	—	65,653,998
Convertible loan	12,175	3,117	—	—
Property and equipment	—	1,138,543	—	1,138,543
Lease liabilities	924 944	(384,600)	—	540,344
Government grant liability	152,074	(117,287)	—	34,787
Deferred income grants	120,573	1	—	120,574
Total deferred tax assets	64,894,025	13,091,773	—	77,970,506

Property and equipment	(52,996)	52,996	—	—
Intangible assets	(4,207,715)	4,054,968	—	(152,747)
Right-of-use assets	(745,340)	298,368	—	(446,972)
Convertible loan	—	—	—	—
Debt discount-Grant/warrants	(2,995,821)	2,176,742	435,585	(383,494)
Grant receivable	(23,189)	(837)	—	(24,026)
Conversion option liability	5,592	(182,682)	(1,311,209)	(1,488,299)
Total deferred tax liabilities	(8,019,469)	6,399,555	(875,624)	(2,495,538)
Net deferred tax assets (liabilities)	56,874,556	19,491,328	(597,512)	75,768,373
Unrecognized net deferred tax assets	(56,874,556)	(19,491,328)	597,512	(75,768,373)
Recognized net deferred tax (liabilities)	—	—	—	—

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

25.	Income taxes (continued)

	Balance as at October 1, 2022	Credited (charged) to the statement of loss	Credited (charged) to the shareholders’ equity	Balance as at September 30, 2023
	$	$	$	$
Financing fees	1,970,593	154,336	—	2,124,929
Provision and accruals	519,550	(453)	—	519,097
Research and development cost	4,700,695	660,343	—	5,361,039
Losses carried forward	43,648,546	12,030,648	—	55,679,194
Convertible loan	—	12,175	—	12,175
Lease liabilities	1,520,988	(596,044)	—	924,944
Government grant liability	140,547	11,527	—	152,074
Deferred income grants	120,573	—	—	120,573
Other debt discount	420,004	(420,004)	—	-
Total deferred tax assets	53,041,496	11,852,528	—	64,894,025

Property and equipment	(326,154)	273,159	—	(52,996)
Intangible assets	(5,036,692)	828,977	—	(4,207,715)
Right-of-use assets	(1,347,385)	602,045	—	(745,340)
Debt discount-Grant/warrants	(2,309,719)	(686,102)	—	(2,995,821)
Grant receivable	(38,156)	14,967	—	(23,189)
Conversion option liability	—	5,592	—	5,592
Total deferred tax liabilities	(9,058,106)	1,038,637	—	(8,019,469)
Net deferred tax assets (liabilities)	43,983,390	12,891,166	—	56,874,556
Unrecognized net deferred tax assets	(43,983,390)	(12,891,166)	—	(56,874,556)
Recognized net deferred tax (liabilities)	—	—	—	—

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

25.	Income taxes (continued)

	Balance as at October 1, 2021	Credited (charged) to the statement of loss	Credited (charged) to the shareholders’ equity	Balance as at September 30, 2022
	$	$	$	$
Financing fees	358,581	(154,408)	1,766,420	1,970,593
Provision and accruals	381,341	138,209	—	519,550
Research and development cost	5,361,422	(660,727)	—	4,700,695
Losses carried forward	31,951,781	11,696,765	—	43,648,546
Convertible loan	7,152,109	(7,152,109)	—	—
Lease liabilities	1,128,610	392,378	—	1,520,988
Government grant liability	96,044	44,503	—	140,547
Deferred income grants	120,573	—	—	120,573
Other debt discount	514,938	(94,934)	—	420,004
Total deferred tax assets	47,065,399	4,209,677	1,766,420	53,041,496

Property and equipment	(251,862)	(74,292)	—	(326,154)
Intangible assets	(11,535,305)	6,498,613	—	(5,036,692)
Right-of-use assets	(1,041,824)	(305,561)	—	(1,347,385)
Debt discount-Grant/warrants	(2,716,353)	406,634	—	(2,309,719)
Grant receivable	—	(38,156)	—	(38,156)
Total deferred tax liabilities	(15,545,344)	6,487,238	—	(9,058,106)
Net deferred tax assets (liabilities)	31,520,055	10,696,915	1,766,420	43,983,390
Unrecognized net deferred tax assets	(31,520,055)	(10,696,915)	(1,766,420)	(43,983,390)
Recognized net deferred tax (liabilities)	—	—	—	—

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

25.	Income taxes (continued)

As at September 30, 2024, the year of expiry of operating losses in the consolidated statement of financial position are as follows, presented by tax jurisdiction:

Canada
Year of expiry	Federal	Quebec	USA	Israel
	$	$	$	$
2027	1,586,446	1,504,740	—	—
2028	1,365,399	1,311,824	—	—
2029	2,303,130	2,280,459	—	—
2030	1,375,780	1,306,718	—	—
2031	3,482,936	3,482,936	—	—
2032	3,266,503	3,275,941	—	—
2033	3,408,474	3,444,648	—	—
2034	885,475	885,963	—	—
2035	—	—	—	—
2036	15,542,450	15,638,499	—	—
2037	22,974,686	22,727,051	—	—
2038	28,727,803	28,444,120	—	—
2039	33,860,655	33,548,568	—	—
2040	29,975,342	29,600,226	—	—
2041	37,595,360	38,085,889	—	—
2042	8,365,418	8,454,445	—	—
2043	14,845	15,617	—	—
2044	26,579,369	26,968,102	—	—
Indefinite	—	—	588,790	43,999,987
	227,831,171	227,458,086	588,790	43,999,987

As at September 30, 2024, deferred income tax assets of $Nil (2023 - $4,644,561) is recognized in the consolidated statement of financial position in respect of these operating losses.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

25.	Income taxes (continued)

As at September 30, 2024, the R&D tax credits accumulated, for which no tax credits receivable were recognized, that will be deductible against income taxes payable in the consolidated statement of financial position as well as their respective year of expiry, are as follows:

Years of investment tax credits	Federal $	Year of expiry

2009	1,562	2025
2009	1,257	2026
2010	18,655	2027
2011	9,843	2028
2012	7,069	2029
2016	9,718	2033
2017	51,182	2035
2017	25,029	2036
2018	480,243	2037
2019	1,134,507	2038
2020	1,389,834	2039
2021	1,243,043	2040
2022	1,359,218	2041
2023	932,549	2042
2023	183,559	2043
2024	747,159	2044
	7,594,427

In addition, the difference between the carrying value and tax basis of research and development costs amounts to $26,265,977 at the federal level and $28,112,808 at the provincial level. These costs can be carried forward indefinitely against future years’ taxable income in their respective tax jurisdiction. No deferred income tax assets have been accounted for in connection with these benefits.

As at September 30, 2024, there are no taxable temporary differences associated with investment in a subsidiary. As at September 30, 2023, no deferred tax liability was recognized on the taxable temporary difference of $2,334,066 in respect of investment in a subsidiary on the basis that management determined that it was not probable that the taxable difference would reverse in a foreseeable future.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

26.	Related party transactions

Compensation of key management personnel

The Company’s directors and members of the executive committee are the Company’s key management personnel. Compensation awarded to key management include the following:

	Years ended September 30,
	2024	2023	2022
	$	$	$
Salaries and short-term employee benefits	2,305,749	1,883,078	2,050,590
Stock-based compensation	5,939,192	850,271	1,134,006
	8,244,941	2,733,349	3,184,596

Transactions with related parties

	Years ended September 30,
Entity with significant influence over the Company	2024	2023	2022
	$	$	$
Interest on convertible loans	3,023,652	—	—
Loss on exercise of conversion option	366,957	—	—
Gain on revaluation of convertible loans	—	—	(704,912)

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

27.	Capital management

The Company views capital as the sum of credit facility, term loan, bridge loan, convertible notes, redeemable stock options, other loan, government grant liabilities, contingent consideration payable and equity (deficiency) attributable to owners of the capital stock of the parent, net of cash. The Company’s objectives, when managing capital, are to safeguard the Company’s ability to continue as a going concern, in order to provide an adequate return to shareholders and maintain sufficient level of funds to finance its commercialization activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with intangible assets.

To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose assets, all of which are subject to market conditions and the terms of the underlying third-party agreements. The Company is not subject to any capital requirements imposed by a regulator.

No changes were made to the objectives, policies and processes for managing capital during the years ended September 30, 2024 and 2023. The total capital is calculated as follows:

	As at September 30,
	2024	2023
	$	$

Credit facility	(28,229,902)	(28,747,705)
Term loan	(10,767,007)	(7,718,928)
Bridge loan	(9,913,619)	—
Convertible notes	(40,309,902)	(11,258,950)
Redeemable stock options	—	(6,102,496)
Derivative warrant liability	(629,506)	—
Government grant liabilities	(1,618,343)	(1,468,296)
Less: cash	5,269,084	5,056,040
Net debt	(86,199,195)	(50,240,335)

Equity (deficiency) attributable to owners of the capital stock of the parent	(88,634,694)	7,111,792
	(174,833,889)	(43,128,543)

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

28.	Financial instruments

The classification of financial instruments as well as their carrying amounts are presented in the table below:

	September 30, 2024
	Amortized cost	FVTPL	Total
	$	$	$

Financial assets
Cash	5,269,084	—	5,269,084
Accounts receivable[1]	1,150,946	—	1,150,946
Current financial assets	6,420,030	—	6,420,030

Financial liabilities
Accounts payable and accrued liabilities[2]	13,412,889	—	13,412,889
Credit facility	28,229,902	—	28,229,902
Convertible bridge loan	—	6,853,623	6,853,623
Non-convertible bridge loan	3,059,996		3,059,996
Warrant liability	—	629,506	629,506
Term loan	10,767,007	—	10,767,007
Convertible notes	40,309,902	—	40,309,902
Conversion option	—	6,008	6,008
Government grant liabilities	1,618,343	—	1,618,343
Total	97,398,039	7,489,137	104,887,176
Current	17,302,101	7,489,137	24,791,238
Non-current	80,095,938	—	80,095,938

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

28.	Financial instruments (continued)

	September 30, 2023
	Amortized cost	FVTPL	Total
	$	$	$

Financial assets
Cash	5,056,040	—	5,056,040
Accounts receivable[1]	2,281,915	—	2,281,915
Current financial assets	7,337,955	—	7,337,955

Financial liabilities
Accounts payable and accrued liabilities[2]	12,466,676	—	12,466,676
Credit facility	28,747,705	—	28,747,705
Term loan	7,718,928	—	7,718,928
Convertible notes	11,258,950	—	11,258,950
Conversion option	—	737,974	737,974
Government grant liabilities	1,468,296	—	1,468,296
Total	61,660,555	737,974	62,398,529
Current	13,035,483	737,974	13,773,457
Non-current	48,625,072	—	48,625,072

[1]	Excluding commodity taxes receivable, as these amounts do not represent a contractual right to receive cash or another financial asset.

[2]	Excluding deferred revenue, as these amounts do not represent a contractual obligation to deliver cash or another financial asset.

Financial risk management

The Company is exposed to various types of risks due to the nature of the business activities it carries on, including those related to the use of financial instruments. The Company does not use financial derivatives to manage those risks.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or can only do so at excessive cost. The Company manages this risk by maintaining detailed cash forecasts and long-term operating and strategic plans. The adequacy of liquidity is assessed in view of operational needs, sales forecasts and maturity of indebtedness. The Company is confident that the future cash flows from operations and financing will allow for the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company also continually monitors any financing opportunities to optimize its capital structure.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

28.	Financial instruments (continued)

The following table summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	September 30, 2024
	Less than 1 year	1 to 5 years	More than 5 years	Total
	$	$	$	$

Accounts payable and accrued liabilities	13,412,889	—	—	13,412,889
Credit facility	—	30,000,000	—	30,000,000
Convertible loan	—	64,018,174	—	64,018,174
Term loan	—	19,756,619	2,751,798	22,508,417
Bridge loan	8,443,834	—	—	8,443,834
Government grant liabilities	896,491	1,295,992	—	2,192,483
Total	22,753,214	115,070,785	2,751,798	140,575,797

	September 30, 2023
	Less than 1 year	1 to 5 years	More than 5 years	Total
	$	$	$	$

Accounts payable and accrued liabilities	12,466,676	—	—	12,466,676
Redeemable stock options	—	6,102,496	—	6,102,496
Credit facility	4,766,345	38,568,461	—	43,334,806
Convertible loan	—	39,610,854	—	39,610,854
Term loan	—	21,317,876	13,412,208	34,730,084
Government grant liabilities	568,807	1,209,857	—	1,778,664
Total	17,801,828	106,809,544	13,412,208	138,023,580

Credit risk

Credit risk is the risk of a financial loss resulting from the counterparty’s inability or refusal to fully meet its contractual obligations. The Company’s maximum exposure to credit risk is equal to the amounts recorded as cash and trade accounts receivable. Cash is maintained with high-credit quality financial institutions. Management considers the risk of non-performance related to cash to be minimal.

As at September 30, 2024, the balance receivable from one client represents 63% of trade accounts receivable (two clients represented 69% as at September 30, 2023).

An impairment analysis is performed at each reporting date on individual basis for major items. Generally, the Company does not require collateral or other security from customers for trade accounts receivable; credit is extended following an evaluation of creditworthiness.

To manage credit risk, the Company insures 0% as at September 30, 2024 (39% in 2023), of its accounts receivable through Exportation and Development Canada.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

28.	Financial instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. The Company is exposed to future cash flow risk with respect to the floating interest rate on its operating loan and its credit facility. The Company is exposed to change in fair value of financial instruments with fixed interest rates.

Interest rate sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Company’s net loss is affected through the impact on floating rate borrowings, as follows:

	Increase/ decrease in basis points	Effect on loss before income taxes $

Credit facility, convertible notes, term loan and bridge loan	+200	2,398,194
	-200	(2,398,194)

Government grant liability	+200	29,160
	-200	(29,160)

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment, showing a significantly higher volatility than in prior years.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions. Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

28.	Financial instruments (continued)

If these variations were to occur, the impact of +5% appreciation of the USD, EUR and NIS currencies on the Company’s consolidated net loss and deficit for financial instruments held would be an increase (decrease) of net loss and deficit as follows:

		Year ended September 30,
	Change in foreign exchange rate	2024	2023

USD	+5%	(2,519,428)	592,954
EUR		7,591	(10,296)
NIS		(130,945)	171,980

A 5% weakening of the exchange rate would have had an equal but opposite effect on the amount shown above, assuming that all other variables remain constant.

29.	Commitments

Other than commitments already disclosed in notes 11 for leases and notes 15 for long-term debt, the Company is committed to minimum amounts under long-term agreements for license and telecommunications and office equipment, which expire at the latest in 2025. The Company has also entered into a development contract.

As at September 30, 2024, minimum commitments remaining under these agreements over the following years are as follows:

	Total	2025	2026	2027
	$	$	$	$

Cloud services	946,558	723,571	212,087	10,900
Subcontracting services	698,470	698,470	—	—
License	176,977	166,313	10,664	—
Telecommunications	298,251	155,600	87,630	55,020
	2,120,256	1,743,954	310,381	65,920

LeddarTech Holdings Inc.

Notes to the consolidated financial statements

(in Canadian dollars)

September 30, 2024

30.	Subsequent events

Strategic collaboration agreement and a software license agreement

On December 9, 2024, the Company announced that LeddarTech and Texas Instruments (“TI”) have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS an AD markets. Under the license agreement, TI has agreed to make advanced royalty payments to catalyse joint commercialization.

The agreement outlines a total payment of approximately US$10 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million was received by the Company on December 12, 2024. A subsequent payment of US$3.0 million USD will follow the completion of the demonstrator, which is planned to debut at the Consumer Electronics Show in Las Vegas next month. The final US$1.9 million will be contingent upon the execution of a client contract with an original equipment manufacturer (OEM).

The consideration received in advance from TI will be recorded as deferred revenue until the Company fulfills its related obligations.

Credit Facility and Bridge Financing

On December 6, 2024, in connection with the collaboration and license agreements with TI and the advanced royalty payments provided thereunder (the “TI Pre-paid Royalty Fee”), LeddarTech entered into:

-	a fourteenth amendment of its Credit facility with Desjardins pursuant to which Desjardins has agreed to, among other things: (i) temporarily postpone payment of interest for a certain period of time, and (ii) temporarily suspend the minimum cash covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee.

-	a second amendment of the Bridge Financing modifying among other things, the maturity of the bridge loan to December 13, 2024, which date will automatically be extended upon the disbursement by TI to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee, to the earlier of (a) January 31, 2025 and (b) the business day following the Short-Term Outside Date.

Also, on October 15, 2024, the Tranche 2 of the Bridge Financing was issued for an aggregate amount of US$2.8 million composed of US$0.9 million in Non-Convertible Bridge Loan and US$1.9 million in Convertible Bridge Loan.

Issuance of common shares under the SEPA agreement

In December 2024, the Company issued 5,490,000 common shares under the SEPA agreement (refer to Note 18), generating net proceeds of US$9 million.